MONTALVO SPIRITS, INC.

October 29, 2013

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention:	John Reynolds
Assistant Director

Re:	Montalvo Spirits, Inc.
Amendment No. 1 Registration Statement on Form S-1
Filed October 15, 2013
File No. 333-191201

Dear Mr. Reynolds:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of Montalvo Spirits, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated October 29, 2013 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission and provide explanation, where necessary. In connection therewith, the Issuer intends to file Amendment No. 2 to its registration statement on Form S-1 (the “Registration Statement”). To reflect proposed edits to the Registration Statement, additions have been marked via underline and deletions have been marked “strikethrough”. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

About this Offering, page 2

1.	We note your response to comment 2 of our letter dated October 8, 2013. Please include your response in the filing.

Please see response to Comment 2 below.

2.	We note your response to comment 3. Please include your response in the filing.

We propose to revise the Form S-1 to include the following disclosures:

About This Offering

On August 29, 2013, we entered into a purchase agreement with Lincoln Park, which we refer to in this prospectus as the Purchase Agreement (the “Purchase Agreement”), pursuant to which Lincoln Park has agreed to purchase from us up to $10,050,000 of our common stock (subject to certain limitations) from time to time over a twenty-four (24) month period. Also on August 29, 2013, we entered into a Registration Rights Agreement, or the Registration Rights Agreement, with Lincoln Park, pursuant to which we have filed with the SEC the registration statement that includes this prospectus to register for resale under the Securities Act of 1933, as amended, or the Securities Act, the shares that have been or may be issued to Lincoln Park under the Purchase Agreement.

The equity line amount of $10,050,000 was offered by Lincoln Park. We accepted this amount and intend, if conditions are favorable, to use the full amount of proceeds under the Purchase Agreement. While we require approximately $750,000 to achieve planned operations for the upcoming year, additional funds will give us the ability to have more product to distribute and sell, retain more sales persons and increase marketing efforts. At the current and recent price and volume, we expect to use the entire line prior to its expiration. We agreed with Lincoln Park to register 9,100,000 shares of common stock in accordance with Rule 415 of the Securities Act of 1933, as amended, (the “Securities Act”), which amount is approximately one third the number of shares of common stock held by non-affiliates. At the time of calculation, there were approximately 30,502,032 shares held by non-affiliates.

We had introductory discussions with Lincoln Park in late July and early August of 2013 when the average closing price of our Common Stock was approximately $0.70. These initial negotiations contemplated an investment by Lincoln Park in the amount of $50,000 at a discount to the closing price equal to $0.50 (the “Initial Purchase Price”). While the closing price was less than $0.70 upon execution of the Purchase Agreement, Lincoln Park agreed to honor the non-binding offer to purchase 100,000 shares at $0.50 per share. A commitment fee of 603,000 shares was determined as three percent (3%) of the amount of the total commitment of $10,050,000 divided by the agreed upon Initial Purchase Price of $.50.

Other than (i) 100,000 shares of our Common Stock that we have already issued to Lincoln Park for a total purchase price of $50,000 as an initial purchase under the Purchase Agreement, or the Initial Purchase, and (ii) 603,000 shares of our Common Stock that we have already issued to Lincoln Park pursuant to the terms of the Purchase Agreement as consideration for its commitment to purchase additional shares of our Common Stock under the Purchase Agreement, we do not have the right to commence any further sales to Lincoln Park under the Purchase Agreement until the SEC has declared effective the registration statement of which this prospectus forms a part. Thereafter, we may, from time to time and at our sole discretion, direct Lincoln Park to purchase shares of our Common Stock in amounts up to 100,000 shares on any single business day so long as at least one business day has passed since the most recent purchase or up to $500,000 per purchase plus an additional “accelerated amount” under certain circumstances. Except as described in this prospectus, there are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our Common Stock to Lincoln Park. The purchase price of the shares that may be sold to Lincoln Park under the Purchase Agreement will be based on the market price of our Common Stock immediately preceding the time of sale as computed under the Purchase Agreement without any fixed discount; provided that in no event will such shares be sold to Lincoln Park when our closing sale price is less than $0.25 per share, subject to adjustment as provided in the Purchase Agreement. The purchase price per share will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the business days used to compute such price. We may at any time in our sole discretion terminate the Purchase Agreement without fee, penalty or cost upon one business day notice. Lincoln Park may not assign or transfer its rights and obligations under the Purchase Agreement.

As of September 13, 2013, there were 68,015,012 shares of our Common Stock outstanding, of which 40,740,885 shares were held by non-affiliates, including the 703,000 shares that we have already issued to Lincoln Park under the Purchase Agreement. Although the Purchase Agreement provides that we may sell up to $10,050,000 of our Common Stock to Lincoln Park, only 9,100,000 shares of our Common Stock are being offered under this prospectus, which represents (i) 100,000 shares that we issued to Lincoln Park in the Initial Purchase, (ii) 603,000 shares that we issued to Lincoln Park as a commitment fee and (iii) an additional 8,397,000 shares which may be issued to Lincoln Park in the future under the Purchase Agreement. Lincoln Park may not assign or transfer its rights and obligations under the Purchase Agreement. If all of the 9,100,000 shares offered by Lincoln Park under this prospectus were issued and outstanding as of the date hereof, such shares would represent 11.9% of the total number of shares of our Common Stock outstanding and 18.5% of the total number of outstanding shares held by non-affiliates, in each case as of the date hereof. If we elect to issue and sell more than the 9,100,000 shares offered under this prospectus to Lincoln Park, which we have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional shares, which could cause additional substantial dilution to our stockholders. The number of shares ultimately offered for resale by Lincoln Park is dependent upon the number of shares we sell to Lincoln Park under the Purchase Agreement. Assuming a Purchase price of $0.33 per share (the closing sale price of the Common Stock on October 14, 2013) and the purchase by Lincoln Park of the full 8,397,000 purchase shares under the Purchase Agreement, proceeds to us would be $2,771,010.

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Issuances of our Common Stock in this offering will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of Common Stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to Lincoln Park.

For more detailed information on the transaction with Lincoln Park, please see “The Lincoln Park Transaction” in “Selling Stockholder” below.

Risk Factors, page 5

Risks Related to Our Common Stock, page 14

Funding from our purchase agreements with Lincoln Park…, page 14

3. We note your response to comment 5. Please revise to clarify the phrase “prohibitively dilutive” in the penultimate paragraph of the risk factor discussion.

We have amended and deleted the following language following disclosure under Risk Factors on page 14:

The extent to which we rely on Lincoln Park as a source of funding will depend on a number of factors, including the amount of working capital needed, the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources. If obtaining sufficient funding from Lincoln Park were to prove unavailable or ~~prohibitively dilutive~~would occur at prices where we believe the dilution would outweigh the benefit of issuing shares of Common Stock, we would need to secure another source of funding.

Signatures, page 42

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4. We note your response to comment 11. Please identify Mr. Rivera as your controller or principal accounting officer under his signatures. See Form S-1, Instructions to Signatures.

We propose to amend the signatures of Mr. Rivera to identify him as:

Carlos Gonzalez Rivera, Chief Operating Officer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer).

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Alex Viecco

Alex Viecco,

Chief Executive Officer

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